 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     --------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended March 31, 2000

                     --------------------------------------

                          WSi INTERACTIVE CORPORATION

                       1200 West Pender Street, Suite 200
                            Vancouver, B.C., Canada
                                    V6E 2S9
                                 (604) 681-4911
                    (Address of principal executive offices)

                     --------------------------------------

    [indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F  __                Form 40-F __

          [indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                        Securities Exchange Act of 1934]

                          Yes  __                No __

 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------

                                     FORM 61

                                QUARTERLY REPORT

INCORPORATED AS PART OF: X      SCHEDULE A
                         X     SCHEDULE B & C

ISSUER DETAILS:

NAME OF ISSUER                         WSi INTERACTIVE CORP.

ISSUER ADDRESS                         SUITE 200 - 1200 WEST PENDER STREET,
                                       VANCOUVER, B.C.,  V6E 2S9

ISSUER TELEPHONE NUMBER                (604) 681-4911

CONTACT PERSON                         THEO SANIDAS

CONTACT'S POSITION                     PRESIDENT

CONTACT TELEPHONE NUMBER               (604) 681-4911

FOR QUARTER ENDED                      MARCH 31, 2000

DATE OF REPORT                         MAY 30, 2000


                                   CERTIFICATE

THE SCHEDULES(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

/S/ THEO SANIDAS                                          00/05/30
--------------------------------------                    ----------------------
NAME OF DIRECTOR          SIGN (TYPED)                    DATE SIGNED (YY/MM/DD)

/S/ RANDY BUCHAMER                                        00/05/30
--------------------------------------                    ----------------------
NAME OF DIRECTOR          SIGN (TYPED)                    DATE SIGNED (YY/MM/DD)

SCHEDULE A - FINANCIAL INFORMATION
WSi INTERACTIVE CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31
(UNAUDITED)


                                                                   2000                  1999
                                                            ------------------    ------------------

CURRENT ASSETS
       Bank                                                        $ 2,520,263             $  12,702
       Accounts Receivable                                             954,297                 3,231
       Work in Progress                                                552,584                     -
       Prepaid Expenses                                                 44,875                     -
                                                                  ------------          ------------
                                                                     4,072,019                15,933

 LOANS                                                                 275,000                     -

 INVESTMENTS                                                         1,282,565                     -

 CAPITAL ASSETS
       Computer Equipment                                              755,008                     -
       Computer Software                                             1,854,769                     -
       Other                                                           366,931                     -
                                                                  ------------          ------------
                                                                     2,976,708                     -
       Accumulated Depreciation                                        587,964                     -
                                                                  ------------          ------------
         NET CAPITAL ASSETS                                          2,388,744                     -
                                                                  ------------          ------------
 TOTAL ASSETS                                                      $ 8,018,328             $  15,933
                                                                  ============          ============

             LIABILITIES & SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES
       Accounts Payable                                              $ 789,897             $  20,484
       Accruals                                                        274,300                     -
       Deferred Income                                                  14,895                     -
                                                                  ------------          ------------
                                                                     1,079,092                20,484

 SHAREHOLDERS' EQUITY

       Share Capital                                                29,980,018            22,717,187
       Retained Earnings(Deficit)                                  (23,040,782)          (22,721,738)
                                                                  ------------          ------------
         TOTAL SHAREHOLDERS' EQUITY                                  6,939,236                (4,551)
                                                                  ------------          ------------
 TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                          $ 8,018,328             $  15,933
                                                                  ============          ============


 NOTE: 1999 FIGURES REFLECT A PREVIOUS BUSINESS AND ARE NOT COMPARABLE

SCHEDULE A - FINANCIAL INFORMATION
WSi INTERACTIVE CORPORATION
CONSOLIDATED INCOME STATEMENTS
FOR NINE MONTHS ENDED MARCH 31
(UNAUDITED)



                                                                      2000                   1999
                                                                 --------------         -------------

REVENUE                                                             $ 4,100,406                $    -
COST OF SALES                                                         1,715,247                     -
                                                                  -------------         -------------

GROSS MARGIN                                                          2,385,159                     -
                                                                  -------------         -------------

GENERAL & ADMIN EXPENSES
       Accounting & Legal                                               305,443                 6,237
       Advertising & Promotion                                          491,955                     -
       Automobile Expenses                                               21,858                     -
       Bank Charges & Interest                                           17,562                  (102)
       Regulatory Fees                                                   52,598                 2,458
       Computer Maintenance                                              41,117                     -
       Couriers & Freight                                                 7,550                     -
       Depreciation & Amortization                                      398,900                     -
       Donations                                                         20,271                     -
       Education & Training                                              12,479                     -
       Equipment Lease                                                   29,200                     -
       Insurance                                                          3,646                     -
       Office Expenses                                                  120,220                    70
       Office Rent                                                      129,703                     -
       Salaries & Consultants                                           591,744                     -
       Telephone                                                         88,814                     -
       Travel & Entertainment                                           268,886                     -
                                                                  -------------         -------------
         TOTAL GENERAL & ADMIN EXPENSES                               2,601,946                 8,663
                                                                  -------------         -------------

NET INCOME (LOSS) FROM OPERATIONS                                      (216,787)               (8,663)
       Gain(Loss) on foreign exchange transactions                            -                     -
       Gain(Loss) on debt settlement                                          -                     -
       Gain(Loss) on disposition of fixed assets                              -                     -
                                                                  -------------         -------------

NET INCOME (LOSS)                                                      (216,787)               (8,663)

Deficit, beginning of period                                        (22,823,995)          (22,713,075)
                                                                  -------------         -------------

DEFICIT, END OF PERIOD                                             $(23,040,782)         $(22,721,738)
                                                                  =============         =============

EARNINGS(LOSS) PER SHARE - BASIC                                          $0.01                ($0.03)
                         - FULLY DILUTED                                  $0.01                ($0.03)


NOTE: 1999 FIGURES REFLECT A PREVIOUS BUSINESS AND ARE NOT COMPARABLE

SCHEDULE A - FINANCIAL INFORMATION
WSi INTERACTIVE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR NINE MONTHS ENDED MARCH 31
(UNAUDITED)



                                                                              2000                  1999
                                                                         --------------        --------------
OPERATIONS:
      Net Earnings (Loss)                                                    (216,787)                     -
      Add (deduct) items not involving cash                                                                -
      Depreciation & Amortization                                             398,900                      -
      Revenue                                                              (2,010,625)                     -
      Loss (Gain) on foreign Exchange                                               -                      -
      Gain on settlement of debt                                                    -                      -
      Gain on sale of subsidiaries                                                  -                      -
                                                                           ----------                 ------
                                                                           (1,828,512)                     -
      Net changes in non-cash working capital items:

      Decrease (increase) in accounts receivable                             (655,470)                     -
      Increase (decrease) in accounts payable & accruals                      821,151                      -
      Paid to Suppliers                                                             -                 (1,815)
      (Increase) in work in progress                                         (552,584)                     -
      Decrease  in prepaid expenses                                             1,081                      -
                                                                           ----------                 ------
                                                                           (2,214,334)                (1,815)

      FINANCING:

      Share issues from exercise of warrants and options                    5,203,901                      -
      Increase (decrease) in amount due to shareholder                        (60,835)                     -
                                                                           ----------                 ------
                                                                            5,143,066                      -

      INVESTING:

      Addition to Capital Assets                                           (1,109,453)
      Loans                                                                  (275,000)                     -
      Investments                                                            (730,840)
      Proceeds on sale of subsidiaries, net of working capital                      -                      -
                                                                           ----------                 ------
                                                                           (2,115,293)                     -

      Increase (decrease) in cash                                             813,439                 (1,815)

      Cash, beginning of period                                             1,706,824                 14,517
                                                                           ----------                 ------
      CASH, END OF PERIOD                                                   2,520,263                 12,702
                                                                           ==========                 ======


NOTE: 1999 FIGURES REFLECT A PREVIOUS BUSINESS AND ARE NOT COMPARABLE

WSi INTERACTIVE CORPORATION
QUARTERLY REPORT TO MARCH 31, 2000
SCHEDULE B: SUPPLEMENTARY INFORMATION

1.  NINE MONTHS TO MARCH 31, 2000

Breakdown of cost of sales:


         Labour                                      $ 894,743
         Lists                                         159,107
         Mailing                                       160,738
         Printing                                       79,616
         Distribution                                   25,848
         Computer Hardware                              48,317
         Media Placement                                32,033
         Web Site Hosting                               13,545
         Other                                         131,694
                                                    ----------

         TOTAL                                      $1,545,641
                                                    ==========


Related party transactions:

         The Company is indebted to a shareholder for $187,500.
         Legal fees of $156,156 were paid to a director of the Company. Fees of $117,000 were paid to a director of the Company

2.  QUARTER ENDED MARCH 31, 2000

(a) Securities issued during the quarter:


   COMMON SHARES                                                               TYPE OF
   TYPE OF ISSUE         NUMBER OF SHARES     PRICE     TOTAL PROCEEDS       CONSIDERATION     COMMISSION PAID
--------------------     ----------------     -----     --------------       -------------     ---------------
Exercise of Warrants         167,000          $0.17          $28,390              Cash                $0
Exercise of Warrants         500,000          $0.40         $200,000              Cash                $0
Exercise of Warrants       3,492,000          $1.00       $3,492,000              Cash                $0
Option Exercise            1,101,599          $0.35         $385,560              Cash                $0
Option Exercise              802,598          $0.50         $401,299              Cash                $0
Option Exercise               79,600          $0.52          $41,392              Cash                $0
Option Exercise                6.600          $1.45           $9,570              Cash                $0
                           ---------                      ----------
TOTAL                      6,149,397                      $4,558,211
                           =========                      ==========


(b) Options granted during the quarter:

                    EXERCISE
NUMBER OF SHARES     PRICE         EXPIRY DATE
----------------    --------       ----------------
100,000                $1.45       January 26, 2005


3.  AS AT MARCH 31, 2000

(a) Share capital:

        Authorized:        100,000,000   Common Shares without par value.
                            20,000,000   Preferred Shares with $0.01 par value.
        Issued:             47,436,178   Common Shares without par value.

(b) Summary of options outstanding:


                     EXERCISE
 NUMBER OF SHARES     PRICE            EXPIRY DATE
 ----------------    --------          ------------------
       1,650,000        $0.35               July 30, 2004
         308,401        $0.35            November 8, 2004
       1,937,402        $0.50               July 12, 2004
         315,400        $0.52           December 21, 2004
          93,400        $1.45            January 26, 2005
       ---------
       4,304,603
       =========


    Summary of warrants outstanding:

    NUMBER OF
   WARRANTS AND      EXERCISE
      SHARES           PRICE            EXPIRY DATE
---------------      --------           ------------------
      1,758,000        $1.00                June 30, 2000
        750,000        $0.40            November 26, 2000
      ---------
                     or $0.46           November 26, 2001

      2,508,000
      =========

(c) Escrow shares: 3,112,500 subject to release only by regulatory approval.

(d) List of directors:

         Theo Sanidas
         James L. Harris
         Randy Buchamer
         Mike Donald

WSi INTERACTIVE CORPORATION
QUARTERLY REPORT TO MARCH 31, 2000
SCHEDULE C:

Revenue of $1.2 million for the quarter brings year to date revenue to $4.1 million which continues to show a positive variance to budget of $3.25 million.

With ongoing revenue from WSi's network of on-line businesses as well as revenue from web and marketing service activities, management remains confident that the fiscal year goal of $6 million will be met.

During the quarter, WSi announced its Games West lottery marketing contract. Subsequent to the quarter end, the project has commenced and fourth quarter billings are expected to be a minimum of $1.5 million. To ensure the success of the lottery, WSi has guaranteed the sale of 30,000 $100 tickets. Sales have recently started and indications to date are that this level will be easily surpassed.

During the third quarter, WSi has continued to make significant investment in technology and human resources. Staffing during the period grew from 42 full time personnel to 67, and is currently at 86. Assets grew to a value of $8 million.

During the quarter approximately $300,000 has been expended in server room hardware. Subsequent to the quarter, a lease was signed for $500,000 for new servers and ancillary equipment. This investment ensures WSi's ability to handle increasing traffic to its businesses and to facilitate the company's convergence technology strategy.

During the quarter $300,000 has been invested in hardware and software for the web development team. The production room now contains 32 workstations for programmers, designers and other web development personnel.

Investment of resources continues to focus on the development of proprietary Internet businesses as well as revenue-generating projects for third parties. During the third quarter, WSi acquired an equity position in Nurv Media of California through an investment of US$250K, which is expected to result in profitable business for WSi's Production Group.

During the quarter, the company announced the sale of its StockSecrets.com business. One of the conditions of the sale was that the purchaser conclude a proposed financing. Due to the recent market volatility, the financing has not been completed and WSi is not proceeding with the sale.

Also a victim of the recent market volatility was the company's own private placement financing which was announced during April, 2000.

Subsequent to the quarter end, Walter Maughan resigned his position as director of the company.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         WSi INTERACTIVE CORPORATION

Date: May 30, 2000                       By        /s/ JAMES L. HARRIS
                                            ------------------------------------
                                            Name: James L. Harris
                                            Title: Secretary